SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 25 October 2007

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







25 October 2007

Bank of Ireland has announced today that it has successfully completed a EUR400 million embedded value securities issue, which references the emergence of value in force from its life assurance subsidiary New Ireland Assurance plc.

The transaction was completed through Avondale Securities SA.

It is expected that the transaction, subject to confirmation by the Financial Regulator, will result in the enhancement of the Bank's Core Tier 1 capital due to the reclassification of certain capital reserves from Tier 2 capital.

Enquiries:

Lewis Love, Head of Asset & Liability Management        003531 - 6043418

Brian Kealy, Head of Capital Management                 003531 - 6043537

Geraldine Deighan, Head of Investor Relations           003531 - 6043501

Dan Loughrey, Head of Group Corporate Communications    003531 - 6043833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 October 2007